FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc, you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document should be read in conjunction with the accompanying Annual Report and Accounts and/or Annual Review in respect of the year ended 31 December 2002.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com and select 'Investor Centre' and then 'Electronic Communications'. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrar at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars: Computershare Hong Kong Investor Services, Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong or Computershare Investor Services PLC, PO Box 451, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0NU, United Kingdom.

HSBC Holdings plc

Notice of
Annual General Meeting
to be held on 30 May 2003

Notice of the Annual General Meeting to be held at Barbican Hall, Barbican Centre, London EC2 at 11.00 am on Friday 30 May 2003 is set out on pages 5 to 10.

The action to be taken by Shareholders is set out on page 2. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

                                                                                                                                                                                                                           1 April 2003

Access to the Meeting

The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the Annual General Meeting is fully accessible to all Shareholders, please contact Stuart Calder (telephone 020 7992 1390, fax 020 7992 4631, e-mail stuartcalder@hsbc.com) if you have any particular access needs.

This Notice of Annual General Meeting and the accompanying Annual Report and Accounts and/or Annual Review are available on our web site, www.hsbc.com.

The Annual General Meeting can be viewed live on the internet at www.hsbc.com by selecting the 'AGM webcast' link on the right hand side of the home page. A recording of the Annual General Meeting will also be available after the conclusion of the meeting until 30 June 2003.

                                                                                                                                                                                                                           1 April 2003

Dear Shareholder
Special Business at the Annual General Meeting

The purpose of this letter is to give you details of the proposals which will be considered as special business at the Annual General Meeting of the Company to be held on Friday 30 May 2003. The Notice of Annual General Meeting is set out on pages 5 to 10 of this document.

1                      Resolution 4 (Approval of Directors' Remuneration Report)

The Directors' Remuneration Report Regulations 2002 require the Directors to prepare a Directors' Remuneration Report and for this Report to be approved by Shareholders. The Directors' Remuneration Report is set out on pages 35 to 46 of the accompanying Annual Review and pages 170 to 186 of the Annual Report and Accounts.

2                       Resolutions 5 and 6 (Authority to Directors to allot shares and disapplication of pre-emption rights)

At last year's Annual General Meeting the Directors were again given general authorities to allot shares. It is proposed that these general authorities be extended until the Annual General Meeting in 2004.

The general purpose of these authorities is to enable the Directors to issue new shares, equivalent to 20 per cent of the Ordinary Shares in issue on 25 March 2003, without having first to obtain the consent of Shareholders in general meeting. The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which had to be completed speedily. The granting of such authorities is now commonplace, and your Board takes the view that it would be in the interests of the Company if the authorities were renewed.

Excluding the Ordinary Shares reserved for issue pursuant to the exercise of options previously granted under the employee share plans, the Directors will have authority to allot Ordinary Shares up to a maximum amount (in nominal value) of US$948,200,000.

Within this amount, the Directors will have authority to allot Ordinary Shares wholly for cash to persons other than existing Shareholders up to a maximum amount (in nominal value) of US$237,050,000. This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 25 March 2003.

Other than on the exercise of options granted under the employee share plans, in connection with certain obligations to issue shares as a result of the proposed acquisition of Household International, Inc. (conditional on completion of that acquisition) or pursuant to the Company's scrip dividend scheme, your Board has no present intention of issuing any further Ordinary Shares, and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of Shareholders in general meeting.

The Board is also seeking to renew the authority to issue sterling, United States dollar and euro preference shares in case of need. The Board has no present intention of exercising this authority.

These preference shares are to underpin an issue of debt capital made in 2000 in connection with the acquisition of CCF. The advantages of this form of financing are that the interest the Group pays is tax deductible and (because in certain limited circumstances preference shares could be issued to replace the debt) it is treated like shares when calculating our capital for regulatory purposes. If any of the preference shares were to be issued as a result of substitution for the debt securities, they would be redeemable at the Company's option, would carry no voting rights except in exceptional circumstances, and would rank in priority to the Company's Ordinary Shares with respect to participation in any return of capital. If they were to be issued, the amounts payable on the preference shares in respect of dividends and upon redemption would match the amounts which would have been payable on the debt securities for which the preference shares had been substituted.

3                       Resolution 7 (Purchase of Ordinary Shares by the Company)

The Company has power under the Articles of Association to purchase its own shares. The Directors consider that it is appropriate to seek renewal of the mandate giving authority for the Company to make market purchases of up to 10 per cent of its own Ordinary Shares in issue. Any Ordinary Shares purchased would be cancelled. It is emphasised that it remains the Directors' policy to maintain a strong capital base, a policy which has been one of the Group's strengths over the years. Having such an authority will, however, give added flexibility if the Directors consider it in the interests of the Company and its Shareholders to purchase Ordinary Shares in the market in appropriate circumstances. Further details regarding the authority to the Company to purchase its shares are set out in Appendix I.

4                       Resolutions 8 and 9 (Political donations and expenditure)

At last year's Annual General Meeting Shareholders gave authority for HSBC Holdings and HSBC Bank plc to make political donations and incur political expenditure up to a maximum aggregate of £250,000 (in respect of the Company) and £50,000 (in respect of HSBC Bank plc) during the ensuing year. These authorities have not been used and it is not proposed to change HSBC's long-standing policy of not making contributions to any political party. The authorities were sought only as a precautionary measure because of the uncertainty as to what might unexpectedly fall within the very broad scope of what are defined as political donations or expenditure in the Political Parties, Elections and Referendums Act 2000.

Since the last Annual General Meeting there has been little clarification of the legislation and as a consequence the uncertainty regarding the application of the Political Parties, Elections and Referendums Act 2000 remains. By way of illustration, if an employer gives an employee time-off with pay to campaign for election in a local government election, the employee's pay for that time-off would constitute a political donation under the Act, unless the employee campaigns as an independent. On the other hand, the Employment Rights Act 1996 requires an employer to permit an employee who is a member of a local authority to take time-off during working hours to attend meetings of the local authority or any of its committees or sub-committees. It is Government policy that paid time-off in these circumstances should not be counted as political donations and the Local Government Bill, which was introduced to Parliament in November 2002, is intended to put this matter beyond doubt. Therefore, again as a precautionary measure, Shareholders will be asked to renew the authorities given last year but it is intended that the above limits should cover a period of four years instead of just one year.

5                       Recommendation

Your Board considers that the proposals described in this document are in the best interests of HSBC Holdings and its Shareholders and recommends that you should vote in favour of the resolutions relating thereto. The Directors intend to do so in respect of their own beneficial holdings.

6                       Action to be taken

A Form of Proxy is enclosed for use at the Annual General Meeting. You should complete and submit the Form of Proxy in accordance with the instructions printed on the Form, whether or not you intend to attend the Meeting in person. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Meeting. The completion and submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Meeting.

Yours sincerely

Sir John Bond
Group Chairman

APPENDIX I
PURCHASE OF ORDINARY SHARES BY THE COMPANY

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 7), which incorporates the Explanatory Statement required to be sent to Shareholders in accordance with the Listing Rules of The Stock Exchange of Hong Kong Limited.

  It is proposed that the Company be given authority to purchase up to 948,200,000 Ordinary Shares (which represent 10 per cent of the Ordinary Shares in issue on 25 March 2003, the latest practicable date prior to the printing of this document). Purchases of shares will be at prices not below US$0.50 (or the equivalent in the relevant currency in which the purchase is effected) and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the Ordinary Shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

  The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Company to purchase Ordinary Shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of shares should only be made if they consider that the purchase would operate for the benefit of the Company and Shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

  It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of England and Wales. Any Ordinary Shares purchased by the Company would be cancelled.

  The Directors do not propose to execute purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the Ordinary Shares in issue on 25 March 2003) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2002).

  None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any Associates (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Directors, has a present intention, in the event that Resolution 7 is approved by Shareholders, to sell any Ordinary Shares to the Company.

  The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make purchases pursuant to Resolution 7, if approved, in accordance with the Listing Rules of the Hong Kong Stock Exchange and the applicable laws of England and Wales.

  The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 7, if approved.

  The Company has not purchased any of its own shares in the six months prior to the date of this document.

  No connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares held by them to the Company, in the event that Resolution 7 is approved.

  The highest and lowest prices at which Ordinary Shares have traded on the Hong Kong and London Stock Exchanges during each of the twelve months prior to 25 March 2003 (the latest practicable date prior to the printing of this document) were as follows:

	Hong Kong Stock Exchange		London Stock Exchange
	Lowest (HK$)	Highest (HK$)	Lowest £	Highest £
March 2002	85.25	94.25	7.665	8.510
April 2002	87.50	93.00	7.775	8.225
May 2002	92.50	98.00	8.030	8.745
June 2002	86.50	96.25	7.230	8.500
July 2002	84.00	91.50	6.420	7.700
August 2002	84.25	92.00	6.880	7.770
September 2002	80.00	88.50	6.360	7.455
October 2002	78.00	87.75	6.385	7.300
November 2002	84.75	91.75	6.650	7.690
December 2002	84.75	92.50	6.760	7.745
January 2003	81.50	89.50	6.240	7.165
February 2003	81.25	85.00	6.265	6.880

HSBC Holdings plc
Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 30 May 2003 at 11.00 am to transact the following ordinary business:

  to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2002;

  to re-elect Directors:

    R K F Ch'ien;
    S K Green;
    A W Jebson;
    Sir Brian Moffat;
    S W Newton;
    H Sohmen;
    C S Taylor;
    Sir Brian Williamson; and
    W F Aldinger (subject to his appointment as a Director following completion of the proposed acquisition of Household International, Inc.);

  to reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Directors; and by way of special business to consider and (if thought fit) pass the following Resolutions of which Resolutions 4, 5, 7, 8 and 9 will be proposed as Ordinary Resolutions and Resolution 6 will be proposed as a Special Resolution:

  THAT the Directors' Remuneration Report for the year ended 31 December 2002 be and is hereby approved.

  THAT the Directors be and they are hereby generally and unconditionally authorised pursuant to and for the purposes of section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £100,000, US$100,000 and EUR100,000 (in each such case in the form of 10,000,000 non-cumulative preference shares) and US$948,200,000 (in the form of Ordinary Shares of US$0.50 each) provided that this authority shall be limited so that, otherwise than pursuant to:

    a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:

      Ordinary Shareholders where the relevant securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (or as nearly as may be) to the respective number of Ordinary Shares held by them; and

      holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue,

    but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or

    the terms of any share plan for employees of the Company or any of its subsidiary undertakings and, conditional on completion of the proposed acquisition of Household International, Inc. ('Household'), any share plan of Household or any of its subsidiary undertakings; or

    conditional on completion of the proposed acquisition of Household, the terms of Household's outstanding Zero-Coupon Convertible Debt Securities or 8.875 per cent Adjustable Conversion-Rate Equity Security Units; or

    any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

    the allotment of up to 10,000,000 non-cumulative preference shares of £0.01 each, 10,000,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of EUR0.01 each in the capital of the Company, the nominal amount of relevant securities to be allotted by the Directors pursuant to this authority wholly for cash shall not in aggregate exceed US$237,050,000 (being equal to approximately 5 per cent of the nominal amount of Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting), this authority shall be in addition to, and without prejudice to, any authority granted to the Directors at the Extraordinary General Meeting of the Company to approve the acquisition of Household (which shall remain in full force and effect until its expiry as stated therein) and this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2004 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

  THAT, subject to the passing of Resolution 5 set out in the Notice of this Meeting, the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 ('the Act') to allot equity securities (as defined by section 94 of the Act) pursuant to the authority conferred by Resolution 5 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2004 save that this power shall enable the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

  THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of US$0.50 each in the capital of the Company ('Ordinary Shares') and the Directors are authorised to exercise such authority provided that:

    the maximum number of Ordinary Shares hereby authorised to be purchased is 948,200,000 Ordinary Shares;

    the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 (or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc);

    the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

    unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2004; and

    the Company may prior to the expiry of this authority make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract.

  THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ('the Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) up to a maximum aggregate amount of £250,000 provided that such authority shall expire either at the conclusion of the Annual General Meeting of the Company to be held in 2007 or on 29 May 2007, whichever is the earlier, unless previously renewed, varied or revoked by the Company in general meeting.

  THAT HSBC Bank plc be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ('the Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) up to a maximum aggregate amount of £50,000 provided that such authority shall expire either at the conclusion of the Annual General Meeting of the Company to be held in 2007 or on 29 May 2007, whichever is the earlier, unless previously renewed, varied or revoked by the Company in general meeting.

By Order of the Board

R G Barber
Group Company Secretary     1 April 2003

Notes:

  A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the member. A proxy need not be a member. Completion and submission of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting.

  In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited at the offices of Computershare Investor Services PLC, PO Box 451, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0NU, United Kingdom, or at the offices of Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). However, you should note that any power of attorney or other authority relating to an appointment cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

  Pursuant to the Uncertificated Securities Regulations 2001, changes to entries on the principal register of members of the Company maintained in England (the 'Principal Register') after midnight (London time) on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the Meeting or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register at midnight on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

  CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the Meeting and any adjournments thereof by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

  In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note (2) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

  CREST members and, where applicable, their CREST sponsor or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

  Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that: - the information in the instruction is incorrect; - the person expressed to have sent the instruction did not in fact send it; or - the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

  In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Hong Kong Overseas Branch Register of the Company, as appropriate.

  Brief biographical details of the Directors are set out on pages 29 to 32 of the accompanying Annual Review and pages 149 to 151 of the Annual Report and Accounts.

  Brief biographical details of W F Aldinger are: Age 55. Chairman and Chief Executive Officer of Household. Joined Household in 1994 as President and Chief Executive Officer and became Chairman in 1996. He served as Vice Chairman of Wells Fargo Bank and a director of several Wells Fargo subsidiaries from 1986 until joining Household. A director of Household Financial Corporation (a subsidiary of Household), Illinois Tool Works, Inc. and MasterCard International, Incorporated.

  Copies of the service contracts of Directors will be available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong during normal business hours on any business day from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until its conclusion.

  The purpose of Resolution 4 is to approve the Directors' Remuneration Report set out on pages 35 to 46 of the accompanying Annual Review and pages 170 to 186 of the Annual Report and Accounts.

  The general purpose of the authorities to be conferred on the Directors by Resolutions 5 and 6 is to enable the Directors to issue shares up to a specified number without having first to obtain the consent of Ordinary Shareholders in general meeting. The Directors have undertaken that no capital will be issued which would effectively change the control of the Company or the nature of its business without the prior approval of Ordinary Shareholders in general meeting.

  The purpose of the authority to be conferred by Resolution 7 is to enable the Company to make market purchases of its own shares. The total number of options to subscribe for Ordinary Shares outstanding on 25 March 2003 (the latest practicable date prior to printing of this document) was 302,836,765, which represented 3.19 per cent of the issued ordinary share capital as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by this Resolution, the options outstanding on 25 March 2003 would represent 3.55 per cent of the issued ordinary share capital.

  The purpose of the authorities to be conferred by Resolutions 8 and 9 is to permit the Company and HSBC Bank plc to make political donations and incur political expenditure up to a maximum aggregate sum of £250,000 (in respect of the Company) and £50,000 (in respect of HSBC Bank plc) over a four year period. It is not proposed that the Company's long-standing policy of not making contributions to any political party be changed. The authorities are being sought only as a precautionary measure because of the uncertainty as to what might unexpectedly fall within the very broad scope of the Political Parties, Elections and Referendums Act 2000.

  For safety reasons, security checks will be carried out on entry to the Meeting. Shareholders are reminded that briefcases, cameras and tape-recorders will not be allowed in the Meeting and that all mobile telephones must be switched off.

  According to the register maintained by the Company pursuant to section 325 of the Companies Act and section 29 of the Securities (Disclosure of Interests) Ordinance (Cap. 396) of Hong Kong, the following changes in the Directors' interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings plc and its subsidiaries have occurred during the period from 3 March 2003 (the date of the Report of the Directors) to 25 March 2003 (the latest practicable date prior to the printing of this document):

    The undernamed Directors were granted conditional awards, subject to the vesting arrangements set out on pages 39 to 40 of the accompanying Annual Review and page 175 of the Annual Report and Accounts, under the HSBC Holdings Restricted Share Plan 2000 which give rise to additional interests in the number of HSBC Holdings Ordinary Shares of US$0.50 each shown below:

    Sir John Bond 159,873

    W R P Dalton 109,004

    D G Eldon 72,669

    D J Flint 109,004

    S K Green 109,004

    A W Jebson 109,004

    The beneficial interests of Sir John Bond, W R P Dalton, D J Flint, S K Green and Sir Keith Whitson each increased by 18 HSBC Holdings Ordinary Shares of US$0.50 each, which were acquired by Computershare Trustees Limited using monthly contributions to the HSBC UK Share Ownership Plan.

    W R P Dalton acquired 124,977 HSBC Holdings Ordinary Shares of US$0.50 each by the exercise of options over 22,704 shares at £2.4062 per share, 30,273 shares at £2.8376 per share, 36,000 shares at £2.1727 per share and 36,000 shares at £3.3334 per share and sold the shares.

    C S Taylor acquired 9,500 HSBC Holdings Ordinary Shares of US$0.50 each.

    Sir John Kemp-Welch acquired 15,000 HSBC Holdings Ordinary Shares of US$0.50 each and a family interest in 5,000 HSBC Holdings Ordinary Shares of US$0.50 each.

    H Sohmen's corporate interest in US$3,000,000 nominal of HSBC Capital Funding (Dollar 1) L.P. 9.547 per cent Non-cumulative Step-up Perpetual Preferred Securities, series 1 was sold.

    Sir Keith Whitson acquired 60,000 HSBC Holdings Ordinary Shares of US$0.50 each by the exercise of options over 60,000 shares at £3.3334 per share and sold the shares.

  In the event of a conflict between any translation and the English text hereof, the English text will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 1, 2003